Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

March 4, 2024

VIA EDGAR CORRESPONDENCE

Soo Im-Tang
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exchange Listed Funds Trust (the “Trust”)
File Nos. 333-180871; 811-22700

Dear Ms. Im-Tang:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Exchange Listed Funds Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on December 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Bancreek International Large Cap ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response to Comment 1

The Registrant acknowledges that it is responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Comment 2 – Cover Page

The Staff requests that the ticker symbol be provided when available.

Response to Comment 2

The Registrant notes that the ticker symbol is “BCIL.” The Registrant further confirms that the ticker symbol will be updated on EDGAR upon effectiveness of the Registration Statement.

Comment 3 – Fee Table

The Staff requests to please provide a completed fee table and expense example at least one week prior to the date of effectiveness.

Response to Comment 3

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 4 – Fee Table

The Staff notes that there is no table entry for the acquired fund fees and expenses (“AFFE”). Please confirm to the Staff that there is no AFFE anticipated for the first year.

Response to Comment 4

The Registrant confirms that no AFFE are anticipated for the first year.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure statement set forth in the section entitled “Principal Investment Strategies”:

The companies in which the Fund primarily invests are those from developed foreign markets.

Please disclose to the Staff what criteria the Fund is using to determine a developed foreign market.

Response to Comment 5

The Registrant defines non-U.S. developed markets with respect to the Fund as those countries included in the MSCI World ex USA Index, which captures large- and mid-cap representation across 22 of 23 Developed Markets, excluding the United States. With 871 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. As of January 31, 2024, the MSCI World ex USA Index countries are: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK. The Registrant has revised the disclosure set forth in the section entitled “Principal Investment Strategies” to include the list of eligible countries.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure statement set forth in the section entitled “Principal Investment Strategies”:

While investing in a particular geographic region or market sector is not a strategy of the Fund, its portfolio may be significantly invested in one or more geographic regions, sectors, or currencies as a result of the security selection decisions made pursuant to its strategy, based on portfolio positioning and output of the Sub-Adviser’s quantitative models.

Please disclose if the Fund is significantly investing in any specific sectors in the strategy and risk sections, if applicable.

Response to Comment 6

The Registrant reaffirms that it is not a principal investment strategy or investment policy of the Fund to invest in a particular sector or sectors. However, at the time of the Fund’s launch, and at each subsequent annual update to the Registration Statement, if the Fund has significant exposure to a particular investment sector, the Registration Statement will be revised to include appropriate strategy and risk disclosure.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure statement set forth in the section entitled “Principal Investment Strategies”:

Although the Sub-Adviser does not expect to regularly do so, under certain market conditions, the Sub-Adviser may seek to hedge its exposure to one or more non-U.S. currencies through the use of derivatives.

The Staff requests that the Fund disclose the types of derivatives that may be used and the risks associated in the appropriate sections of the Registration Statement.

Response to Comment 7

The Registrant will revise its disclosure to reflect that the Fund may enter into forward currency contracts in order to hedge foreign currency exposure.

Comment 8 – Principal Risks

The Staff notes that the risks are listed in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. The remaining may be then listed in alphabetical order.

Response to Comment 8

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 9 – Foreign Investment Risk

The Staff requests that the Fund disclose, where the Fund’s underlying securities trade in a market that is closed but the market in which the Fund’s shares are listed and trading is open, that there may be changes in the last quote from its closed foreign market and the value of the Fund’s domestic trading day. Please also add disclosure that this can lead to differences in the market price in the Fund’s shares and the underlying value of the Fund’s shares.

Response to Comment 9

The Registrant notes that this information is currently reflected within “Foreign Securities Valuation Risk” that immediately follows “Foreign Investment Risk” of both its Item 4 and 9 risk disclosures.

Comment 10 – Foreign Securities Valuation Risk

The Staff notes that the term “Shares” has not been defined. Please define the term.

Response to Comment 10

The disclosure has been revised in accordance with the Staff’s comment.

Comment 11 – Limited Authorized Participants, Market Makers and Liquidity Providers Risk

To the extent that the Fund invests in securities settled outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could lead to differences between the market price of the Fund’s shares and its net asset value.

Response to Comment 11

The Registrant notes that its current “Limited Authorized Participants, Market Makers and Liquidity Providers Risk” disclosure under Items 4 and 9 already contains substantially similar wording to that proposed by the comment. Accordingly, the Registrant believes it has met this disclosure requirement and declines to add additional disclosure.

Comment 12 – Additional Principal Investment Strategies Information

The Staff notes the following disclosure set forth in the section entitled “Additional Principal Investment Strategies Information”:

The Fund may lend portfolio securities to certain creditworthy borrowers.

Please confirm whether the Fund deems securities lending to be a principal strategy, and if so, please provide the appropriate strategy and risk disclosures in the summary prospectus.

Response to Comment 12

The Registrant confirms that the lending of portfolio securities does not constitute a principal investment strategy of the Fund.  However, the Fund may participate in securities lending if it achieves meaningful growth. As a consequence, the Registrant believes that disclosing the possibility of lending securities and associated risks under Item 9 is appropriate in order to provide a prospective investor with disclosure regarding the possibility of the Fund engaging in securities lending without overemphasizing such risk. Accordingly, the Fund has added securities lending risk disclosure under Item 9.

Comment 13 – Depositary Receipts Risk

The Staff notes that the depositary receipts risk is repeated in two separate sections, but that the narratives differ. The Staff requests that the Fund consider changing the title to conform to the narratives therein.

Response to Comment 13

The Registrant confirms it will update depositary receipt risk disclosure to align the narratives presented in Items 4 and 9.

Comment 14 – Portfolio Holdings

The Staff requests that the Fund add the Fund’s website to the section entitled “Portfolio Holdings” when it is available.

Response to Comment 14

The Registrant respectfully declines the comment to add the Fund’s website to the section entitled “Portfolio Holdings” because this disclosure is not required by Form N-1A. Item 9(d) of Form N-1A refers to the disclosure of where a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities may be found, if applicable, within (i) the Fund’s statement of additional information (the “SAI”) and (ii) on the Fund’s website.

The Fund’s SAI is required to disclose this information under Item 16(f); therefore this information will always be found within the Fund’s SAI as required by Form N-1A. There is no corresponding obligation to maintain this information on the Fund’s website. The purpose of Item 9(d) is not the disclosure of or provision of a reference to the portfolio holdings themselves required to be posted to the Fund’s website pursuant to Rule 6c-11(c) as of the prior day.

The Registrant also respectfully cites to Form N-1A general instruction B.4(c), requiring the application of the plain English requirements of Rule 421 under the Securities Act of 1933, as amended. Note 4 to Rule 421(B) provides that the following should be avoided: “Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”

Comment 15 – Sub-Adviser

The Staff notes that the Sub-Adviser has provided investment advisory services since 2023. Please consider adding disclosure regarding whether a new Sub-Adviser is a principal risk of the Fund.

Response to Comment 15

The Registrant respectfully declines to revise the disclosure as it does not believe that the Sub-Adviser’s level of experience constitutes a principal risk of the Fund. The Registrant believes that the Sub-Adviser is experienced at managing this asset class and has all the necessary support to provide investment advisory services to the Fund. Furthermore, the Sub-Adviser has extensive experience providing investment management services to unregistered funds and separately managed accounts.

Comment 16 – Information About Investment Policies, Permitted Investments, and Related Risks

The Staff notes the following disclosure set forth in the section entitled “Information About Investment Policies, Permitted Investments, and Related Risks”:

The following are descriptions of the Fund’s investment practices and permitted investments and the associated risk factors.

The Staff requests the Fund consider clarifying which practices and permitted investments are principal and which are non-principal.

Response to Comment 16

The Registrant respectfully declines to revise the referenced disclosure. The disclosure set forth in the prospectus and in the statement of additional information has been done in accordance with the requirements of Form N-1A. In General Instruction C.2(b) of Form N-1A, issuers are instructed to include in the statement of additional information “additional information about the Fund that the Commission has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus, but that some investors may find useful. . . The Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.” As the prospectus already clearly defines what investments are and are not principal, the Registrant has determined that the presentation is compliant with the requirements of Form N-1A.

Comment 17 – Proxy Voting Policies

The Staff requests that the Fund consider adding the Fund’s website in the section entitled “Proxy Voting Policies.”

Response to Comment 17

The Registrant respectfully declines the comment to add the Fund’s website in the section entitled “Proxy Voting Policies.” The Adviser does not generally post either the Fund’s proxy voting records or its proxy voting policies and procedures (or a description thereof) to the Fund’s website. The Fund has satisfied its disclosure requirements under Item 17(f) pursuant to Instruction 1 by including a copy of the Adviser’s proxy voting policies and procedures as Appendix A to the SAI.

Comment 18 – Investment Advisory and Other Services

The Staff notes that the Adviser is majority owned by Cottonwood ETF Holdings LLC (“Cottonwood”). Pursuant to Item 19(a)(1) of Form N-1A of the 1940 Act, please disclose the business history of Cottonwood, if material. Please also disclose to the Staff any affiliates of both the Fund and the Adviser and their roles.

Response to Comment 18

The Registrant confirms that appropriate disclosure will be included pursuant to 19(a)(1) of Form N-1A to state that Cottonwood is the vehicle of ownership of a majority interest in Exchange Traded Concepts, LLC and that Cottonwood is a holding vehicle with no other business activity.

Comment 19 – Business and Other Connections of the Investment Adviser

The Staff requests that the information provided for the Adviser, Cabana, Corbett Road and Saba be updated to a more current date as appropriate.

Response to Comment 19

The Registrant confirms it will update the Item 31 disclosure to as of a current date.

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 Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.90%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.90%
Fee Waiver/Expense Reimbursement[2]	(0.10)%
Total Annual Fund Operating Expenses After Waiver/Reimbursement	0.80%

1 Based on estimated amounts for the current fiscal year.

2 Exchange Traded Concepts, LLC (the “Adviser”) has contractually agreed to waive its fees and reimburse expenses to the extent necessary to keep total annual operating expenses of the Fund (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, acquired fund fees and expenses, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.80% of the Fund’s average daily net assets for at least one year from the date of this Prospectus, unless earlier terminated by the Board of Trustees (the “Board”) of Exchange Listed Funds Trust (the “Trust”) for any reason at any time.